Exhibit 99.2

Bank of Montreal Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
Telephone 1-800-340-5021 514-982-7800 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com
Class of Shares Holder Account Number Fold
Form of Proxy—Annual Meeting of Shareholders of Bank of Montreal to be held on April 16, 2024
Notes to proxy
1.Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Montreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, in order to attend the meeting virtually YOU MUST go to www.computershare.com/BankofMontreal by 5:00 pm (EDT) on April 12, 2024 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.
2. The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized officer(s).
3. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Bank of Montreal.
4.The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 3 and AGAINST shareholder proposals no. 1 through 5.
5.The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions in this proxy. If you mark the “Abstain” box, you are directing your proxyholder to abstain from voting on the matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported distinctively in the voting results.
6. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular.
• Call the number listed BELOW from a touch tone telephone to vote using the telephone to vote using the internet to vote by mail . 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided. Fold • You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com.
• You can attend the meeting virtually by visiting https://web.lumiagm.com/445402762 – Enter password: bmo2024 (case sensitive). For further information on the annual meeting and how to attend, please view the proxy circular available on www.envisionreports.com/BMO2024
• Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
If you vote by Internet or Fax, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 12, 2024. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 pm (EDT) on the second-last business day before the reconvened meeting date.
THANK YOU
To vote by telephone or Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
01YMGE to receive documents electronically to virtually attend the meeting to vote by fax

# Form of Proxy - Bank of Montreal

**This Proxy is solicited by and on behalf of the management of Bank of Montreal** (the "Bank"). The undersigned shareholder of the Bank hereby appoints George A. Cope, Chair of the Board, or failing him, Darryl White, Chief Executive Officer, **or instead of either of them the undersigned wishes to appoint (insert name in box to the right)** the attorney and proxy of the undersigned, with right of substitution, for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the **Annual Meeting of Shareholders to be held on the 16th day of April, 2024** via webcast online at https://web.lumiagm.com/445402762 – Enter password: bmo2024 (case sensitive) or in person, and at any and all adjournments thereof. Subject to the voting restrictions under the *Bank Act*, **a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/ her at the meeting may do so** by inserting such other person's name in the boxed area to the right. This proxy confers authority to vote in the proxyholder's discretion unless otherwise specified and to vote in the proxyholder's discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. NOTE: If you are appointing a proxyholder, in order to attend the meeting virtually YOU MUST go to www.computershare.com/BankofMontreal by 5:00 pm (EDT) on April 12, 2024 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Unless otherwise specified, **your shares will be voted by the management of the Bank FOR** the matters in items 1 through 3 and **AGAINST** shareholder proposals no. 1 through 5.

Directors and management recommend shareholders vote **FOR** the following matters:

**1. Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Janice M. Babiak | ☐ | ☐ | Stephen Dent | ☐ | ☐ | Linda S. Huber | ☐ | ☐ | Darryl White | ☐ | ☐ |
| Craig W. Broderick | ☐ | ☐ | Christine A. Edwards | ☐ | ☐ | Eric R. La Flèche | ☐ | ☐ | | | |
| Hazel Claxton | ☐ | ☐ | Martin S. Eichenbaum | ☐ | ☐ | Lorraine Mitchelmore | ☐ | ☐ | | | |
| George A. Cope | ☐ | ☐ | David E. Harquail | ☐ | ☐ | Madhu Ranganathan | ☐ | ☐ | | | |

Fold

| | For | Withhold |
|---|---|---|
| **2. Appointment of Shareholders' Auditors** | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **3. Advisory vote on the Bank's Approach to Executive Compensation** | ☐ | ☐ |

**Shareholders' Proposals** Directors and management recommend shareholders vote **AGAINST** shareholder proposals no. 1 through 5 below:

| | For | Against | Abstain | | For | Against | Abstain |
|---|---|---|---|---|---|---|---|
| **Shareholder Proposal No. 1** | ☐ | ☐ | ☐ | **Shareholder Proposal No. 2** | ☐ | ☐ | ☐ |
| **Shareholder Proposal No. 3** | ☐ | ☐ | ☐ | **Shareholder Proposal No. 4** | ☐ | ☐ | ☐ |
| **Shareholder Proposal No. 5** | ☐ | ☐ | ☐ | | | | |

Fold

The text of the shareholder proposals are contained in the Management Proxy Circular starting on page 94.

**Authorized Signature(s) - Sign Here - This section <u>must</u> be completed for your instructions to be executed.**

Signature(s) Signing Capacity (if applicable)

Date - Day Month Year

**Quarterly Financial Statements Request**

**These documents are available at bmo.com/investorrelations so we encourage you not to mark this box in order to protect the environment and reduce costs.** If you wish to receive the Bank's interim financial statements along with the related Management's Discussion and Analysis by mail, please check the box to the right. *If you wish to receive these documents electronically, see reverse for enrollment instructions for electronic delivery.* ☐

**Management Proxy Circular –** Mark this box if you would like to receive the Management Proxy Circular by mail for next year's shareholders meeting. ☐

B M O Q 3 6 2 5 9 6 A R 6

01YMHF